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                                                                     Exhibit 7.5


SHEPARD OFFERS $27.50 FOR STATE AUTO FINANCIAL CORPORATION PLUS MERGER WITH STATE AUTO MUTUAL

Bloomington, Illinois, May 29, 2003 - Investor Greg Shepard, who owns approximately 5% of State Auto Financial Corporation (NASDAQ "STFC"), by letter today informed the board of directors of State Automobile Mutual Insurance Company ("State Auto") and the board of directors of STFC, that he was disappointed to learn that STFC's Board of Directors had opposed his December 12, 2002 shareholder proposal to explore strategic alternatives to maximize shareholder value for consideration at STFC's 2003 Annual Shareholders Meeting on May 23,2003.

In his letter, Shepard stated that "as a holder of greater than 5% of STFC's outstanding stock, I was disappointed to learn that STFC's Board of Directors opposed my proposal and recommended that STFC's shareholders vote against the non-binding resolution to appoint a committee of independent directors with authorization and direction to explore strategic alternatives to maximize shareholder value". Mr. Shepard noted that in light of STFC's decision he had withdrawn his shareholder proposal from consideration at the Annual Shareholders Meeting. Shepard added he had personally investigated alternative transactions that he believed would yield the greatest premium for STFC shareholders.

Accordingly Shepard stated he was pleased to make a proposal on behalf of Mid-West Mutual Insurance Company ("Mid-West"), an Ohio mutual property and casualty insurance company in formation that he would control. Shepard said "I propose that Mid-West, State Auto and STFC negotiate a transaction whereby, subject to successful formation and regulatory approval of Mid-West and completion of customary due diligence by Mid-West and its financing sources, State Auto would first merge with Mid-West with State Auto as the surviving entity. State Auto and a wholly owned to be formed Ohio acquisition corporation would then immediately commence a tender offer for STFC's 10,896,332 public shares (other than Shepard's shares as of March 31, 2003) for $27.50 per share (the "Proposed Transaction")".

Shepard's letter attached a May 29, 2003 letter from Jefferies & Company, Inc., an investment banking firm, stating it was highly confident that it could arrange financing to fund the Proposed Transaction allowing for the purchase of the public shares, subject to certain conditions set forth in such letter.

Shepard noted that subject to the negotiation of terms with STFC, he would agree not to tender his shares in the public tender offer and instead would exchange his 2,000,000 shares of STFC common stock for $55,000,000 of STFC preferred stock with no maturity or cash dividend requirements. In addition, STFC would make every effort to enter into agreements to cash out all of its outstanding stock options at $27.50 per share.

After completion of the Proposed Transaction, State Auto would have approximately $1.0 billion of surplus to support its $1.2 billion of premiums. With the elimination of the public ownership, the pooling agreement could be amended to provide for pro-rata participation levels based upon surplus percentages, rather than the current allocation, which relies disproportionately on the surplus of the public company insurance subsidiaries. The pooling agreement adjustment would eliminate STFC's stated need to pursue bank debt or other forms of financing to improve net written premium to statutory surplus ratios.

Shepard asked for a response to his proposal before June 6, 2003. Shepard also said he would be happy to meet with the Boards to explain his proposal, should they so desire.

ADDITIONAL INFORMATION RELATING TO MR. SHEPARD'S PROPOSAL IS CONTAINED IN THE
SCHEDULE 13D FILED BY GREGORY M. SHEPARD WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov.